Exhibit 99.1

Execution Version

FIFTH AMENDING AGREEMENT

TO

AMENDED AND RESTATED CREDIT AGREEMENT

BETWEEN:

PRECISION DRILLING CORPORATION

(as Borrower)

– and –

THE FINANCIAL INSTITUTIONS SIGNATORY HERETO

IN THEIR CAPACITIES AS LENDERS

(as Lenders)

– and –

ROYAL BANK OF CANADA

(as Administration Agent for the Lenders)

– with –

RBC CAPITAL MARKETS

(as Co-Lead Arranger and Sole Bookrunner)

– and –

ATB FINANCIAL, THE BANK OF NOVA SCOTIA, CREDIT SUISSE AG, TORONTO BRANCH, HSBC BANK CANADA, AND THE TORONTO-DOMINION BANK

(as Co-Lead Arrangers and Co-Syndication Agents)

– and –

CANADIAN WESTERN BANK, FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, WELLS FARGO BANK, N.A., ZIONS BANCORPORATION N.A. dba AMEGY BANK, NATIONAL BANK OF CANADA, AND BUSINESS DEVELOPMENT BANK OF CANADA

(as Co-Documentation Agents)

Dated as of November 22, 2019

FIFTH AMENDING AGREEMENT

This Fifth Amending Agreement is made as of November 22, 2019.

BETWEEN:

PRECISION DRILLING CORPORATION, as Borrower,

AND:

EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO, in their respective capacities as Lenders (hereinafter collectively referred to as the "Lenders" and individually as a "Lender"),

AND:

ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada, in its capacity as agent of the Lenders (the "Agent").

WHEREAS the Borrower, the Agent and the Lenders (other than the New Lender) are parties to an Amended and Restated Credit Agreement dated as of April 15, 2016, as amended by a first amending agreement made as of January 20, 2017, a second amending agreement made as of November 21, 2017, a third amending agreement made as of November 30, 2018 and a fourth amending agreement made as of June 14, 2019 (as amended, the "Credit Agreement");

AND WHEREAS Business Development Bank of Canada (the "New Lender") has agreed to become a Lender;

AND WHEREAS each of the Fronting Lenders, the Agent and the Borrower have agreed to consent to the New Lender becoming a Lender;

AND WHEREAS the Borrower, the Lenders and the Agent wish to amend the Credit Agreement on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the Borrower, the Lenders and the Agent agree as follows:

ARTICLE 1

INTERPRETATION

1.1       Definitions

In this Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

(a)	"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Amending Agreement, as the same may be further amended, modified, supplemented or restated from time to time;

(b)	"Amending Agreement" means this fifth amending agreement and includes, for certainty, the Consent and Acknowledgement attached hereto; and

(c)	all capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Amended Credit Agreement.

1.2       Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.

1.3       References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Amending Agreement. The words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Amending Agreement.

1.4       Time

Unless otherwise provided herein, all references to a time in this Amending Agreement shall mean local time in Calgary, Alberta.

ARTICLE 2

AMENDMENTS

2.1       Extension of Maturity Date

(a)	The definition of "Maturity Date" in Section 1.1 of the Credit Agreement is hereby amended by deleting the date "November 21, 2022" on the first line thereof and replacing it with "November 21, 2023".

(b)	The parties hereto hereby confirm and agree that the Maturity Date is hereby extended to November 21, 2023, subject to the proviso in the definition of "Maturity Date".

2.2       Addition of New Lender; Revisions to Commitments

(a)	The parties hereto hereby confirm and agree that, from and after the date hereof, the New Lender shall be a Lender for all purposes of the Credit Agreement and the other Loan Documents having the Commitment set forth opposite its name on Exhibit 1 hereto and all references herein or therein to "Lenders" or a "Lender" shall be deemed to include the New Lender.

(b)	The New Lender hereby agrees that it will be bound by the Credit Agreement and the other Loan Documents as a Lender to the extent of its Commitment as fully as if it had been an original party to the Credit Agreement.

(c)	Without in any way limiting the other provisions hereof or of the Credit Agreement, the New Lender irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

(d)	The New Lender acknowledges to the Agent that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and the other Loan Documents and all other matters incidental to the Credit Agreement and the other Loan Documents. The New Lender confirms with the Agent that it does not rely, and it will not hereafter rely, on the Agent:

(i)	to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower, its Subsidiaries or any other Person under or in connection with the Credit Agreement and the other Loan Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to it by the Agent); or

(ii)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower and its Subsidiaries.

The New Lender acknowledges to the Agent that a copy of the Credit Agreement (including a copy of the schedules annexed thereto) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Loan Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Amending Agreement, the Credit Agreement, the other Loan Documents and the transactions contemplated hereby and thereby. The New Lender acknowledges to the Agent that it is satisfied with the form and substance of the Credit Agreement (as amended and supplemented hereby) and the other Loan Documents.

(e)	The Fronting Lenders, the Agent and the Borrower each hereby consent to the addition and novation of the New Lender into the Credit Agreement as a Lender and agree to recognize the New Lender as a Lender under the Credit Agreement as fully as if the New Lender had been an original party to the Credit Agreement.

(f)	Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto as Exhibit 1. Each Lender's Commitment is hereby revised to be as set forth in Schedule A attached hereto as Exhibit 1.

2.3	Funding of Loans, Bankers' Acceptances and Letters of Credit to Reflect Revised Commitments

(a)	In order to give effect to the foregoing, upon, and with effect from, the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent (including the assignment of interests in, or the purchase of participations in, existing Loans and Letters of Credit) to give effect to the revised Commitments contemplated by Section 2.2 and to ensure that the aggregate Obligations owing to each Lender under the Credit Facility are outstanding in proportion to each Lender's Proportion of all outstanding Obligations under the Credit Facility after giving effect to such revised Commitments.

(b)	Without limiting the other provisions hereof or of the Credit Agreement, and for greater certainty, each of the Lenders hereby acknowledges and agrees that it shall indemnify each applicable Fronting Lender for its Lender's Proportion of any Fronted Letter of Credit outstanding on the effective date of the foregoing revisions in Commitments based upon its Commitment after giving effect to the revision thereof (to the extent the Borrower fails to reimburse or indemnify each such Fronting Lender in accordance with the Credit Agreement). Each of the Lenders shall be entitled to its Lender's Proportion (based upon its Commitment after giving effect to the revisions in Commitments contemplated hereby as they become effective) of any fees to be paid pursuant to Section 5.5(a) of the Credit Agreement in respect of such outstanding Fronted Letters of Credit for the period from and after the effective date of the revisions in Commitments contemplated hereby as they become effective until the expiry date of such Fronted Letters of Credit and the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent to give effect to the foregoing.

2.4       Other Amendments

(a)	Section 1.1 of the Credit Agreement is hereby amended by:

(i)	deleting the pricing table in the definition of "Applicable Margin" in its entirety and replacing it with the following new pricing table:

Level	Consolidated Total Debt to Adjusted EBITDA Ratio	Prime Loans and U.S. Base Rate Loans	Libor Loans, Bankers' Acceptances and Letters of Credit
I	____	____	____
II	____________	____	____
III	____________	____	____
IV	____________	____	____
V	____________	____	____
VI	____________	____	____
VII	________	____	____

(i)	deleting the definition of "Business Day" in its entirety and replacing it with the following:

"Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for the transaction of commercial business in Toronto, Ontario, Calgary, Alberta, Montreal, Quebec and New York, New York and also, if such term is considered in the context of a Libor Loan or determination of Libor, London, England;

(ii)	deleting the definition of "Fronted LC Commitment" in its entirety and replacing it with the following:

"Fronted LC Commitment" means, with respect to each Fronting Lender, such Fronting Lender's obligation to issue Letters of Credit (or, if so specified, certain types of Letters of Credit) on behalf of the Lenders for the account of the Borrower, subject to the terms of this Agreement, in an aggregate amount not at any time in excess of the amount set forth opposite such Lender's name in Schedule A hereto, as the same may be amended from time to time on the direction and with the agreement in writing of such Fronting Lender, the Agent and the Borrower;

(iii)	deleting the definition of "Fronting Lenders" in its entirety and replacing it with the following:

"Fronting Lenders" means: (a) as at the date hereof, Royal Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia and National Bank of Canada, and (b) such other Lenders as may be selected by the Agent and the Borrower, with the concurrence of such other Lenders, which assume in writing with the Borrower and the Agent the obligations of issuing Letters of Credit on behalf of the Lenders under the Credit Facility to the extent of such Lender's Fronted LC Commitment, and "Fronting Lender" means any one of them as the context requires;

(iv)	deleting the pricing table in the definition of "Standby Fee Rate" in its entirety and replacing it with the following new pricing table:

Level	Consolidated Total Debt to Adjusted EBITDA Ratio	Standby Fees
I	____	____
II	____________	____
III	____________	____
IV	____________	____
V	____________	____
VI	____________	____
VII	________	____

(v)	deleting the definition of "Standard Term" in its entirety and replacing it with the following:

"Standard Term" means, in respect of a Bankers' Acceptance, a term of 1 month, 2 months or 3 months;

(vi)	deleting the definition of "Swap" in its entirety and replacing it with the following:

"Swap" means an agreement entered into between a Person and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate such Person's exposure to fluctuations in exchange rates, interest rates, commodity prices or prices of its own equity securities, including for certainty forward rate agreements, currency swaps, currency exchanges, interest rate swaps, interest rate options, equity forward agreements, equity swaps, equity options, cap transactions, floor transactions, collar transactions and other similar transactions;

(vii)	inserting the following new definitions where such definitions would appear alphabetically in Section 1.1 of the Credit Agreement:

"Agent Parties" has the meaning ascribed to it in Section 14.19;

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party;

"CDOR Discontinuation Date" has the meaning ascribed to it in Section 11.4(b);

"Communications" has the meaning ascribed to it in Section 14.19;

"Covered Entity" means any of the following:

(a)	a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b)	a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c)	a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

"Covered Party" has the meaning ascribed to it in Section 14.17;

"Default Right" has the meaning ascribed to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable;

"Platform" has the meaning ascribed to it in Section 14.19;

"QFC" has the meaning ascribed to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D);

"QFC Credit Support" has the meaning ascribed to it in Section 14.17;

"Supported QFC" has the meaning ascribed to it in Section 14.17;

"U.S. Special Resolution Regime" has the meaning ascribed to it in Section 14.17;

(b)	Article 1 of the Credit Agreement is hereby amended by inserting a new Section 1.9 immediately following the existing Section 1.8 as follows:

"1.9               Divisions

For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction's laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its equity interests at such time.".

(c)	Section 3.9(e) of the Credit Agreement is hereby amended by deleting subparagraph (ii) thereof in its entirety and replacing it with the following:

"(ii) have a Standard Term (excluding days of grace) or, subject to availability, such other term as may be consented to by each Lender;".

(d)	Section 9.2(i) of the Credit Agreement is hereby amended by deleting the words "during the Covenant Relief Period," where they appear therein.

(e)	Section 11.4(b) of the Credit Agreement is hereby amended by inserting the following immediately following the existing text thereof:

"If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:

(i)	an interest rate or discount rate is not ascertainable pursuant to the provisions of the definition of "CDOR Rate" and the inability to ascertain such rate is unlikely to be temporary;

(ii)	the regulatory supervisor for the administrator of the CDOR Rate screen rate, the Bank of Canada, an insolvency official with jurisdiction over the administrator for the CDOR Rate, a resolution authority with jurisdiction over the administrator for the CDOR Rate, or a court or an entity with similar insolvency or resolution authority over the administrator for the CDOR Rate, has made a public statement, or published information, stating that the administrator of the CDOR Rate, has ceased or will cease to provide the CDOR Rate, permanently or indefinitely on a specific date; provided that, at that time, there is no successor administrator that will continue to provide the CDOR Rate; or

(iii)	the administrator of the CDOR Rate screen rate or a Governmental Authority having jurisdiction over the Agent or the administrator of the CDOR Rate screen rate has made a public statement identifying a specific date after which the CDOR Rate, or the CDOR Rate screen rate, shall no longer be made available, or used for determining the interest rate of loans or the discount rates for bankers' acceptances; provided that, at that time, there is no successor administrator that will continue to provide the CDOR Rate,

(the date of determination or such specific date in the foregoing paragraphs (i) through (iii), the "CDOR Discontinuation Date").

then the Agent and the Borrower shall negotiate in good faith to select a replacement index rate for the CDOR Rate and make such spread adjustments thereto and other related amendments to this Agreement that shall give due consideration to the prevailing market practice for: (x) determining a rate of interest applicable to newly originated Canadian Dollar loans made in Canada at such time and for determining the discount rate for Canadian Dollar bankers' acceptances issued and accepted in Canada at such time, and (y) transitioning existing loans and bankers' acceptances from CDOR Rate-based rates to loans bearing interest and bankers' acceptances with discount rates calculated with reference to the new reference index rate.

Upon an agreement being reached between the Agent and the Borrower pursuant to the immediately preceding paragraph, the Agent and the Borrower shall enter into an amendment to this Agreement that gives effect to the replacement index rate, spread adjustments and such other related amendments as may be appropriate in the discretion of the Agent for the implementation and administration of Canadian Dollar loans bearing interest or bankers' acceptances with discount rates calculated with reference to the replacement index rate. Notwithstanding anything to the contrary in this Agreement (including Section 12.12) or any other Loan Document, such amendment shall become effective at 5:00 p.m. (Calgary time) on the fifth Business Day after a copy of the amendment is provided to the Lenders and without any further action or consent of any other party to this Agreement, unless the Agent receives, on or before such date and time, a written notice from the Majority Lenders stating that such Lenders object to such amendment. If at any time the replacement index rate agreed upon to replace the CDOR Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

Until an amendment reflecting the transition to a new reference index rate becomes effective as contemplated by this Section, the discount rate applicable to each Drawdown, Conversion or Rollover of a Bankers' Acceptance or a BA Equivalent Advance shall continue to be calculated with reference to the CDOR Rate; provided that if the Agent determines (which determination shall be conclusive, absent manifest error) that a CDOR Discontinuation Date has occurred, then following the CDOR Discontinuation Date, until such time as an amending agreement adopting such a new reference index rate becomes effective as contemplated by this Section:

(i)	any requested Drawdown by way of, Conversion into, or Rollover of, a Bankers' Acceptance or a BA Equivalent Advance shall be deemed to be a request for a Prime Loan in the same principal amount; and

(ii)	in respect of a maturing Bankers' Acceptance or a BA Equivalent Advance under the Credit Facility, in the event the Borrower fails to give, if applicable, a Conversion Notice with respect thereto specifying the Conversion of such Bankers' Acceptance or BA Equivalent Advance on the maturity date thereof into an Borrowing other than a Bankers' Acceptance or a BA Equivalent Advance (and provided a valid Repayment Notice has not been delivered to the Agent in respect thereof), such maturing Bankers' Acceptance or BA Equivalent Advance shall be converted on the maturity date thereof into a Prime Loan as if a valid Conversion Notice had been given to the Agent by the Borrower pursuant to the provisions hereof.

For certainty, upon the occurrence of a CDOR Discontinuation Date, the Prime Rate shall be determined without regard to subparagraph (b) of the definition thereof.".

(f)	Article 14 of the Credit Agreement is hereby amended by inserting new Sections 14.17, 14.18 and 14.19 immediately following existing Section 14.16 thereof as follows:

"14.17              Acknowledgement Regarding Any Supported QFCs

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swaps or any other agreement or instrument that is a QFC (such support "QFC Credit Support" and each such QFC a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction):

In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

14.18              No Fiduciary Duty

The Agent, each Lender and their respective Affiliates (collectively, solely for purposes of this Section 14.18, the "Lenders"), may have economic interests that conflict with those of the Borrower, its shareholders and/or its Affiliates. The Borrower agrees that nothing in the Loan Documents will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between any Lender, on the one hand, and the Borrower, its shareholders or its Affiliates, on the other hand. The Borrower acknowledges and agrees that (a) the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are arm's length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other hand, and (b) in connection therewith and with the process leading thereto, (i) no Lender has assumed an advisory or fiduciary responsibility in favour of the Borrower, its shareholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Lender has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Loan Documents and (ii) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other person. The Borrower acknowledges and agrees that the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transactions or the process leading thereto.

14.19              Platform

(a)	The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").

(b)	The Platform is provided "as is" and "as available." The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or any of its Affiliates (collectively, the "Agent Parties") have any liability to the Borrower, any of its Subsidiaries, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Subsidiary's or the Agent's transmission of communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower or any Subsidiary thereof provides to the Agent pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 14.19, including through the Platform.".

2.5       Fees

(a)	Extension Fee. The Borrower hereby agrees to pay to the Agent, for each Lender (other than the New Lender), an extension fee in U.S. Dollars in an amount equal to ____ of the amount of each such Lender's Commitment in effect after giving effect hereto, provided that the Lenders shall not receive the aforementioned extension fee on any Increased Commitment (as defined below) of such Lenders (the fees on such Increased Commitment being dealt with in Section 2.5(b)).

(b)	Fee Payable in Respect of Increase in Commitments. The Borrower hereby agrees to pay to the Agent, for each Lender (other than the New Lender), a fee in U.S. Dollars in an amount equal to ____ of the increased amount of each such Lender's Commitment after giving effect hereto (the "Increased Commitment").

(c)	New Lender Commitment Fee. The Borrower hereby agrees to pay to the Agent, for the New Lender, a commitment fee in U.S. Dollars in an amount equal to ____ of the amount of such New Lender's Commitment set forth in Exhibit 1 hereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1       Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Amending Agreement, that:

(a)	the representations and warranties contained in Section 2.1 of the Credit Agreement (on the basis that this Amending Agreement is a Loan Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement), other than those stated to be made as at a specific date, are true and correct in all material respects with the same effect as if made as of the date hereof;

(b)	as at the date of this Amending Agreement, each Subsidiary which is required to be designated as a Material Subsidiary pursuant to the provisions of Section 9.1(u) of the Credit Agreement has been so designated (and for greater certainty, no Subsidiary (other than a Material Subsidiary) has, as at the date of this Amending Agreement, guaranteed the Borrower's obligations under the 2021 Notes, the 2023 Notes, the 2024 Notes or the 2026 Notes or under any other unsecured bonds, notes, debentures or other debt instruments issued under a note indenture, trust indenture or other similar document and which constitute Specified Unsecured Debt and is included in the computation thereof), and as at the date of this Amending Agreement, the following constitute all of the Material Subsidiaries and their respective governing jurisdictions:

Name	Governing Jurisdiction
Precision Diversified Oilfield Services Corp.	Alberta
Precision Limited Partnership	Alberta
Precision Drilling Canada Limited Partnership	Alberta
Grey Wolf International Drilling Corporation	Canada
Precision Employment Services Corp.	Alberta
Precision Drilling, Inc.	Delaware
DI Energy, Inc.	Texas
Grey Wolf International, Inc.	Texas
Precision Drilling Holdings Company	Nevada
Precision Drilling LLC	Louisiana
Precision Drilling Company, LP	Texas
Murco Drilling Corporation	Delaware
DI/Perfensa Inc.	Texas
PD Supply Inc.	Texas
Precision Drilling (US) Corporation	Texas
Precision Completion & Production Services Ltd.	Delaware
Precision Directional Services Ltd.	Alberta
Precision Directional Services, Inc.	Texas

(c)	as at the date of this Amending Agreement, the only Secured Documents (other than the Credit Agreement, any Lender Swaps and any Cash Management Facility Agreements) are

the Operating Facility Agreements described in paragraphs (a), (b) and (c) of the definition of Operating Facilities; and

(d)	as at the date of this Amending Agreement, all Deposited Cash is held on deposit with (i) RBC, The Bank of Nova Scotia, The Toronto-Dominion Bank, ATB Financial and HSBC Bank Canada in Canada and (ii) Wells Fargo Bank, N.A. and Zions Bancorporation N.A. dba Amegy Bank in Texas.

ARTICLE 4

CONDITIONS PRECEDENT

4.1       Conditions Precedent

The effectiveness of this Agreement is subject to the following conditions precedent being satisfied: (a) as of the date hereof, there exists no Default or Event of Default;

(b)	as of the date hereof, the representations and warranties referred to in Section 3.1 hereof are true and correct in all material respects;

(c)	the Agent has received, in form and substance satisfactory to the Agent and the Lenders (acting reasonably), the following:

(i)	a duly executed copy of this Amending Agreement in sufficient numbers for distribution to each of the Lenders; and

(ii)	such other documents and documentation which the Agent may reasonably request; and

(d)	the Agent has received, for its benefit or the benefit of the Lenders, as applicable, payment from the Borrower of the fees contemplated by Section 2.5.

4.2       Waiver of a Condition Precedent

The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent with the prior consent of all Lenders in whole or in part, with or without terms or conditions.

ARTICLE 5

MISCELLANEOUS

5.1       Ratification

This Amending Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement. Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

5.2       Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Amending Agreement.

5.3       Governing Law

This Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.4       Time of Essence

Time shall be of the essence of this Amending Agreement.

5.5       Counterpart and Electronic Execution

This Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or electronic signatures, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have caused this Amending Agreement to be duly executed as of the date first above written.

PRECISION DRILLING CORPORATION

Per:	/s/ Carey T. Ford
Name:	Carey T. Ford
Title:	SVP & Chief Financial Officer

Per:	/s/ Wane Stickland
Name:	Wane Stickland
Title:	VP, Finance & Treasurer

[Signature Page to Fifth Amending Agreement]

ROYAL BANK OF CANADA,
as Agent

Per:	/s/ Yvonne Brazier
Name:	Yvonne Brazier
Title:	Manager, Agency Services

[Signature Page to Fifth Amending Agreement]

ROYAL BANK OF CANADA,
as Lender

Per:	/s/ Tim J. VandeGrind
Name:	Tim J. VandeGrind
Title:	Authorized Signatory

[Signature Page to Fifth Amending Agreement]

HSBC BANK CANADA,
as Lender

Per:	/s/ Dieter Stefely
Name:	Dieter Stefely
Title:	Director, Banking

Per:	/s/ Jason Lang
Name:	Jason Lang
Title:	Director, Global Banking

[Signature Page to Fifth Amending Agreement]

THE TORONTO-DOMINION BANK,
as Lender

Per:	/s/ Alanna Cash
Name:	Alanna Cash
Title:	Director, Commercial National Accounts

Per:	/s/ Kyla Rackley
Name:	Kyla Rackley
Title:	Associate VP, Credit Management
Commercial National Accounts

[Signature Page to Fifth Amending Agreement]

THE BANK OF NOVA SCOTIA,
as Lender

Per:	/s/ Albert Kwan
Name:	Albert Kwan
Title:	Director

Per:	/s/ Kayla Keim
Name:	Kayla Keim
Title:	Associate

[Signature Page to Fifth Amending Agreement]

ATB FINANCIAL,
as Lender

Per:	/s/ Tyler Malden
Name:	Tyler Malden
Title:	Managing Director, Energy Services

Per:	/s/ Rehan Alibhai
Name:	Rehan Alibhai
Title:	Portfolio Manager, Energy Services

[Signature Page to Fifth Amending Agreement]

CREDIT SUISSE AG, TORONTO BRANCH,
as Lender

Per:	/s/ Ron Lloyd
Name:	Ron Lloyd
Title:	Authorized Signatory

Per:	/s/ Szymon Ordys
Name:	Szymon Ordys
Title:	Authorized Signatory

[Signature Page to Fifth Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC,
as Lender

Per:	/s/ Oliver Sumugod
Name:	Oliver Sumugod
Title:	Director

Per:	/s/ Matt van Remmen
Name:	Matt van Remmen
Title:	Managing Director

[Signature Page to Fifth Amending Agreement]

NATIONAL BANK OF CANADA,
as Lender

Per:	/s/ Luke Puxley
Name:	Luke Puxley
Title:	Authorized Signatory

Per:	/s/ Mark Williamson
Name:	Mark Williamson
Title:	Authorized Signatory

[Signature Page to Fifth Amending Agreement]

CANADIAN WESTERN BANK,
as Lender

Per:	/s/ Erin Depoe
Name:	Erin Depoe
Title:	AVP, Business Development

Per:	/s/ Dean Proctor
Name:	Dean Proctor
Title:	Vice President and Branch Manager

[Signature Page to Fifth Amending Agreement]

BUSINESS DEVELOPMENT BANK OF CANADA,
as Lender

Per:	/s/ Scott Overes
Name:	Scott Overes
Title:	Director, Syndicated Financing

Per:	/s/ Teagon Murray
Name:	Teagon Murray
Title:	Director, Syndicated Financing

[Signature Page to Fifth Amending Agreement]

WELLS FARGO BANK, N.A.,
as Lender

Per:	/s/ Shannon Cunningham
Name:	Shannon Cunningham
Title:	Director

[Signature Page to Fifth Amending Agreement]

ZIONS BANCORPORATION N.A. dba AMEGY BANK,
as Lender

Per:	/s/ Rachel Broussard
Name:	Rachel Broussard
Title:	Senior Vice President

[Signature Page to Fifth Amending Agreement]

CONSENT AND ACKNOWLEDGEMENT

For value received, the undersigned hereby consent and agree to the terms of the above Amending Agreement and the transactions contemplated thereby and confirm that the Loan Party Guarantee and Security granted by each of the undersigned remain in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the “Guarantor Obligations” referred to in the Loan Party Guarantee and the “Secured Obligations” referred to in the Security include, without limitation, all obligations of the Borrower under the Amended Credit Agreement (or, as applicable, the Loan Party Guarantee in respect thereof).

Dated as of the date first written above.

PRECISION DRILLING CORPORATION		PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

Per:	/s/ Carey Ford	Per:	/s/ Wane Stickland
Name:	Carey Ford	Name:	Wane Stickland
Title:	SVP & Chief Financial Officer	Title:	Director

PRECISION LIMITED PARTNERSHIP, by its General Partner		PRECISION DRILLING CANADA LIMITED PARTNERSHIP, by its General Partner
PRECISION DIVERSIFIED OILFIELD SERVICES CORP.		PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director of General Partner	Title:	Director of General Partner

GREY WOLF INTERNATIONAL DRILLING CORPORATION		PRECISION EMPLOYMENT SERVICES

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

[Signature Page to Fifth Amending Agreement]

PRECISION DIRECTIONAL SERVICES LTD.

Per:	/s/ Wane Stickland
Name:	Wane Stickland
Title:	Director

PRECISION DRILLING, INC.		DI ENERGY, INC.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

GREY WOLF INTERNATIONAL, INC.		PRECISION DRILLING HOLDINGS COMPANY

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

PRECISION DRILLING COMPANY, LP by its General Partner
PRECISION DRILLING LLC		PRECISION DRILLING HOLDINGS COMPANY

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director of General Partner

MURCO DRILLING CORPORATION		DI/PERFENSA INC.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

[Signature Page to Fifth Amending Agreement]

PD SUPPLY, INC.		PRECISION DRILLING (US) CORPORATION

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

PRECISION COMPLETION & PRODUCTION SERVICES LTD.		PRECISION DIRECTIONAL SERVICES, INC.

Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
Name:	Wane Stickland	Name:	Wane Stickland
Title:	Director	Title:	Director

[Signature Page to Fifth Amending Agreement]

EXHIBIT 1 TO THE FIFTH AMENDING AGREEMENT

DATED AS OF NOVEMBER 22, 2019

Schedule A to the Amended and Restated Credit Agreement dated as of April 15, 2016 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

COMMITMENTS AND ADDRESSES

LENDER	FRONTED LC COMMITMENT	COMMITMENT
Royal Bank of Canada Suite 3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Director Fax No.: (403) 292-3234	________________	________________
HSBC Bank Canada 8th Floor, 407 – 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Corporate & Institutional Banking Fax No.: (403) 693-8616	____	________________
The Toronto-Dominion Bank 1100, 421 – 7th Avenue SW Calgary, Alberta T2P 4K9 Attention: Director Fax No.: (403) 292-1317	____________	____________
The Bank of Nova Scotia 2000, 700 – 2nd Street S.W. Calgary, Alberta T2P 2W1 Attention: Director Fax No.: (403) 221-6497	____________	____________
ATB Financial 600, 585 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Director, Energy Fax No.: (403) 974-5784	____	____________

LENDER	FRONTED LC COMMITMENT	COMMITMENT
Credit Suisse AG, Toronto Branch 1 First Canadian Place, Suite 2900 P.O. Box 301 Toronto Ontario M5X 1C9 Attention: Director Fax No.: (416) 352-4576	____	____________
Fédération des caisses Desjardins du Québec 1170, Rue Peel, Bureau 600 Montréal, Québec H3B 0B1 Attention: Senior Manager/Vice-President Fax No.: (403) 532-6641	____	____________
National Bank of Canada Suite 1800, 311 - 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Fax No.: (403) 294-3078	____________	____________
Canadian Western Bank 606 – 4th Street S.W. Calgary, Alberta T2P 1T1 Attention: Energy & Corporate Banking Fax No.: (403) 264-1619	____	____________
Business Development Bank of Canada 110, 444 - 7th Avenue S.W. Calgary, Alberta T2P 0X8 Attention: Director - Syndicated Financing Fax No.: (403) 292-6951	____	____________
Wells Fargo Bank, N.A. 9th Floor, 1000 Louisiana Street Houston, Texas 77002 Attention: Manager Fax No.: (713) 739-1087	____	____________

LENDER	FRONTED LC COMMITMENT	COMMITMENT
Zions Bancorporation N.A. dba Amegy Bank 400, 4400 Post Oak Pkwy Houston, Texas 77027 Attention: Vice President Fax No.: (713) 693-7560	____	____________

Total	U.S. $200,000,000	U.S. $500,000,000